Patni Computer Systems Ltd.

Akruti, MIDC Cross Road No 21

Andheri (E)

Mumbai — 400 093 India
TEL: +91 22 6693 0500
Via EDGAR and Facsimile	FAX: +91 22 6693 0211
Securities and Exchange Commission	www.patni.com
100 F Street, N.E.
Washington, D.C, 20549

February 21, 2008

Attention:	Kathleen Collins — Accounting Branch Chief
Jennifer Thompson- Staff Accountant
Patrick Gilmore — Staff Accountant
Jay Ingram- Staff Attorney
Barbara Jacobs- Assistant Director

Re:	Patni Computer Systems Limited
Form 20-F for the year ended December 31, 2006
Filed June 29, 2007
Forms 6-K filed February 8, 2007, April 26, 2007, July 26, 2007 and
November 1, 2007
File No. 1-32692
Comment letter dated February 5, 2008

Ladies and Gentlemen:

We express our appreciation for your review of our response letter dated January 16, 2008. We submit this letter in response to the additional comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated February 5, 2008.

In this letter, for the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with our response.

Form 20-F for the year ended December 31, 2006

Item 18- Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

1.                                      Your response to your prior comment 5 commits to revise your December 31, 2006 Form 20-F by filing an amendment. Please note that we cannot complete our review until you file this amendment and we review this amendment as a compliance with our prior comment.

The Company will file an amended Form 20-F for the year ended December 31, 2006 (“Form 20-F/A”) for Item 18 immediately after receiving the Staff’s comments, if any, to our responses below.

Note 4 — Investments, page F-18

2.                                      We note your response to the first bullet point in our prior comment 6 and have the following additional comments:

We note that your “other investments” consists of units of mutual funds purchased under fixed maturity plans and that sales of these units are subject to an exit fee meant to discourage frequent sales of these investments. Please tell us more about these exit fees and better explain how much cash would be available for current operations from these investments when the exit fee is taken into account

Please tell us how you considered clarifying the above matters to your readers in your notes to the financial statements and in your liquidity discussion in the MD&A

We read that you will use more descriptive captions in your future filings to clarify the nature of your “other investments”. Please also consider providing a narrative explanation to your readers of the difference between open ended plans and fixed maturity plans, similar to the information that you supplementally provided to us.

The sales proceeds with respect to our fixed maturity plans are subject to an exit fee of approximately 1%-2% only. Since such fee represents a very small charge, additional disclosure to explain the same in the notes to the consolidated financial statements or the liquidity discussion in the MD&A were not considered necessary. The Company supplementally advises the Staff that for the year ended December 31, 2006, the Company has not incurred any exit fees.

We respectfully submit to the Staff that we will provide a narrative explanation of the differences between open ended plans and fixed maturity plans similar to the information that we provided earlier in our future filings (under Item 5B - Liquidity and capital resources).

Note 10 — Change in Estimate, page F-22

3.                                      We note your response to our prior comment 7 and have the following additional comments:

a.              Notwithstanding your belief that the disclosures in Note 10 are clear as to the circumstances and nature of your change in estimate, we continue to believe that your current disclosures may be unclear to your readers. Given the significant impact this change in estimate had on your financial statements for 2006, please consider expanding your disclosures to address in more detail the matters raised in our prior comment 7.

We supplementally advise the Staff that in the Form 20-F/A, Note 10 to the consolidated financial statements will be revised to read as follows:

Note 10: Change in estimate:

During 2006, the Company reached a settlement with the Internal Revenue Service (the “IRS”) relating to its tax returns of its U.S. operations (Patni USA and its US branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing, branch tax matters and payroll taxes.

The Company was  unable to substantiate to the IRS that returns pertaining to its U.S. branch for the years ended March 31, 2002 and 2003 were filed within 18 months from the respective due dates and hence were deemed as delinquent returns by the IRS. Accordingly, the IRS disallowed all of the deductions on the branch income tax returns and assessed additional income tax obligations of U.S. $15.2 million. Delinquent tax returns were treated as errors in computation of income taxes for the years in which such tax returns were due for filing under the IRS rules and the Company restated its 2003 and 2004 financial statements for such errors.

The Company reviewed the adequacy of the previously established tax exposure reserves with respect to prior years in July 2006 in light of certain positions taken by the IRS during the settlement for 2001 and 2002 and based on such positions, the Company revised its estimate for tax exposure relating to various income tax matters along with related adjustments to accrued interest. The IRS settlement for 2001 and 2002 also covered payroll tax matters for which a provision had previously been established.  The settlement resulted in a liability that was less than the amount previously provided for, in part due to the liability being offset by an increase in income tax liability during settlement. As a result, the Company reduced its accrual for payroll taxes exposure during 2006 with a consequential reversal of the related deferred tax asset. These revisions to the established tax exposure reserves represented a revision to previous reserve estimates, and accordingly, such amounts have been recorded as part of the consolidated statement of income for the Company’s fiscal year ended December 31, 2006 as a change in estimate as follows:

Reduction of accrual for payroll taxes (1)	$(9,041,958)

Increase in interest expense	2,600,608

Increase in other expense (2)	(3,743,032)

Increase in income taxes — current	26,928,920

Increase in income taxes — deferred	3,421,312
$20,165,850

(1) Included under cost of revenues
(2) Included under other income/expense

The respective annual amounts with respect to the above amount are shown in the table provided below:

2001	2002	2003	2004	2005	Total
$(1,248,987)	$(372,881)	$2,572,523	$10,862,317	$8,352,878	$20,165,850

b.              We note that your MD&A analysis of income tax discloses what your effective tax rate would have been for 2006 if you had not recorded the amounts related to prior years as a change in estimate during 2006. Please consider also disclosing and discussing what your effective tax rate would have been for 2005 if the portion of the change in estimate related to 2005 had been recorded in that year. In this regard, it appears from your response that while your actual effective tax rate for 2005 was 18.6%, the effective tax rate would have been 31% if your taxes for 2005 had been calculated using the same views on the issues raised in the 2006 settlement as you used in calculating your 2006 taxes. Therefore, when comparing 2005 and 2006 tax rates calculated using the same methodology, you would have a tax rate of 31% for 2005 as compared to the tax rate of 16% for 2006. This presents a significantly different trend in taxes than your current comparison of a tax rate of 18.6% in 2005 to 16.2% in 2006. We remind you that one of the primary objectives of MD&A is to provide information about the quality of, and potential variability of a company’s earnings so that investors can ascertain the likelihood that past performance is indicative of future performance. It is unclear to us that the investors can ascertain the likelihood that the past tax rates are indicative of future tax rates or can evaluate any trends in your taxes if your taxes for the years presented use significantly different methodologies.

Please refer to our response “3a” above. The income tax expenses recognized for the years 2003 to 2005 were heavily influenced by certain tax issues with respect to earlier years which the Company believes are non-recurring in nature. Accordingly, for the purpose of its MD&A, the Company has considered the effective tax rates with respect to 2005 and 2006 excluding the impact of these significant non-recurring tax issues, since such rates are representative of Company’s normal operations and indicative of future expectations.

In connection with our response we acknowledge that:

•                  the information provided in response to the Staff’s comments has been supplied by the Company, which is responsible for the adequacy and accuracy of the information as well as the disclosure in the filing;

•                  Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments, please do not hesitate to contact me at +1 408 838 6717 or our outside counsel, Hogan & Hartson LLP, attention Marcia Wiss (tel: 202-637-5429) or Peter Kohl (tel: 011-44-207-367-0253).

Sincerely,

Surjeet Singh

Chief Financial Officer

cc: Balasubramanian Sundaresan

Peter Kohl

Marcia Wiss